Mail Stop 6010

May 2, 2008

Robert L. Blair
Chief Executive Officer
ESS Technology, Inc.
48401 Fremont Boulevard
Fremont, CA 94538

   **Re:**  **Echo Technology (Delaware), Inc.**
      **Registration Statement on Form S-4**
      **Filed April 14, 2008**
      **File No. 333-150234**

Dear Mr. Blair:

  We have limited our review of your filing to the issue we have addressed in our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.  Please be as detailed as necessary in your explanation.  In our comment, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

What is the difference between a proxy and an advance proxy?, page viii

1.  We note that the "advance proxy" you are soliciting grants the persons named therein a power of attorney to include the shares of ESS Delaware common stock that shareholders of ESS Technology *would own* following the consummation of the reincorporation merger in the written consent adopting the merger agreement.  Please provide us with an analysis of the validity of an "advance proxy" under Delaware law.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert L. Blair
ESS Technology, Inc.
May 2, 2008
Page 2


        Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

        You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have any questions.


                                        Sincerely,


                                        Peggy Fisher
                                        Assistant Director


cc (via fax): Peter Cohn
                Lowell D. Ness